

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Jaymes Winters
Chief Executive Officer
Nubia Brand International Corp.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

> **Re: Nubia Brand International Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 10, 2023**
> **File No. 001-41323**

Dear Jaymes Winters:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2023, letter.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment 3. Please further address the following;

    • Revised disclosure on page xii indicates 8,430,383 shares were redeemed, representing 73.31% of the outstanding public shares, previously disclosed to be 12,473,000 shares. Please confirm or revise the percentage of redeeming public shareholders.

    • Revise disclosure regarding the current number of outstanding public shares. In this regard, we note apparent inconsistencies both in the numbers disclosed (*i.e.,* 4,043,117 and 3,919,617 public shares), and with respect to the foregoing numbers; please reconcile.

- Identify the percentage of public shareholders required to approve the proposals on page ix, or clearly state if no approval of public shareholders is required.

- Disclosure on page 9 indicates that G3's ownership of 83.2% includes 20.2% related to the earnout, while the table on page 10 shows G3's ownership of 78.9-82.6% with a footnote indicating earnout shares are not included. Disclosure regarding sponsor and public shareholder percentages on pages 9 and 10 also appears inconsistent. Please reconcile.

2. We note revised disclosure that refers to an assumed maximum redemption of 12.35 million public shares, with payment of $127.2 million from the trust account (*e.g.,* pages xii, 38, and 158). Please further revise to reflect the current number of outstanding public shares and trust account balance. Revise as appropriate your assessment of the combined company's working capital and capital expenditure requirements in light of redemptions to date. Clarify any assumptions regarding the $70 million in additional equity financing which the parties have agreed to use "commercially reasonable best efforts" to obtain within 30 days of closing.

3. We note your response to prior comment 8. However, the revisions on page B-6 still appear inconsistent with your disclosure on pages 59-60, which provides in relevant part that (i) your exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act and (ii) the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please conform your certificate of incorporation for consistency. We further note that the foregoing disclosure refers to your by-laws (in addition to the certification of incorporation), although the by-laws do not appear to contain any exclusive forum provisions; please revise accordingly.

4. We note a number of blanks and brackets throughout your registration statement. Please revise to provide the incomplete information, with the exception of the shareholder meeting date and related dates, which may be identified in a post-effective amendment.

Proposal No. 1--The Business Combination Proposal
Honeycomb's Financial Projections, page 89

5. We note that the investor presentation filed with your Form 8-K on July 14, 2023, indicates on page 32 that "By 2026, 80% of battery materials and components made by HBC will comply with the [Inflation Reduction Act]." Please revise your disclosure relating to the Inflation Reduction Act to more specifically describe the "Made in America" mandates, your assumptions with respect thereto, and the material obstacles to overcome.

Information about Honeycomb, page 144

6.   We note that your investor presentation includes detailed information that does not appear to be included in your proxy statement. For example, and without limitation, we note (i) product specifications included on pages 15-16 and 19-20 of the investor presentation, (ii) information regarding to the start of production and phased production capacity, including expansion and capital expenditures plans, on pages 18-19 and 33-37, and (iii) references to a proprietary battery and related distribution agreement on page 18. Please revise this section to include information consistent with that provided in your investor presentation.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 3(F) , page 179

7.   We note from your response to our prior comment 9 that you considered the equity classification conditions in ASC 815-40-25 and concluded that all of them were met and therefore, the Earnout Share arrangement is appropriately classified in equity. However, in addition to the issuance of shares based on VWAP during certain time periods, we note that there is a change of control provision, and the VWAP is subject to "any adjustment pursuant to the Merger Agreement." In light of these additional provisions, please provide us more detail as to how you evaluated the guidance in ASC 815-40-15, and in particular how you evaluated the settlement provisions (step two of the indexation guidance) in ASC 815-40-15-7C. As part of your response please tell us whether the change of control provision results in an input into a "fixed-for-fixed" valuation model. Additionally, please explain to us why the adjustment to recognize the Earnout Shares would have no net impact on any pro forma nancial statement line item as it would simultaneously increase and decrease additional paid-in capital. We would expect that the offsetting entry to the $139 million fair value would be reflected in the same manner as if you declared a pro rata dividend to your common shareholders. Please advise or revise accordingly.

Certain Relationships and Related Party Transactions, page 202

8.   We note your revised disclosure in response to prior comment 5. Please further revise this section to update information as of the most recent practicable date. Ensure consistency with disclosure elsewhere regarding the interests of the sponsor and its affiliates in the business combination.

Jaymes Winters
Nubia Brand International Corp.
July 24, 2023
Page 4

       You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Manufacturing

cc: Alex Weniger-Araujo